August 24, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

WASHINGTON, D.C. 20549

Attn:	Amanda Ravitz
Assistant Director, Office of Electronics and Machinery

RE:	Intersil Corporation
Form 10-K for the Fiscal Year Ended January 1, 2016
Filed February 12, 2016
File No. 000-29617

Ladies and Gentlemen:

Intersil Corporation (“Intersil,” “we,” or “Company”), a Delaware corporation, is providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2016 (the “10-K”) in the letter dated August 12, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Necip Sayiner, Chief Executive Officer of the Company.  Set forth below are the Company’s responses to the Staff’s comments.  To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in bold italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for Fiscal Year Ended January 1, 2016

Item 1.  Business

Computing & consumer, page 5

1.	Please describe the principal products and principal markets for your computing and consumer products. Please refer to Regulation S-K Item 101(c)(1)(i).

Response:

The Company will include the following additional disclosures in future filings, except to the extent revisions are necessary to reflect developments in the Company’s business:

“The computing and consumer market category includes desktop and mobile computers, mobile devices, including smartphones and tablets, and other consumer applications.  We have a long history in the computing market, providing power controller integrated circuits, or ICs, to manage the PC core processor.  Our products leverage our patented modulation technology, which delivers leading light load efficiency, regulation accuracy, and fast dynamic response.  This typically results in better system power management and longer battery life.  In the consumer market, we have expanded our portfolio to address new opportunities in the latest mobile products, such as ultrabooks, tablets, and smartphones.  We now offer display power ICs and other power management products, such as buck boost converters designed to extend battery life in mobile devices.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, Cost of Revenue and Gross Margin, page 25

2.

We note from your selected financial data under item 6 on page 24 that your revenues have decreased in each of the last five years.  Although we note from your disclosure on page 26 that you have quantified the increases or decreases in unit sales and average selling prices for the periods presented in your filing, your MD&A disclosure does not appear to adequately describe the trends underlying the declines in your revenues.  Please revise future filings to better explain the reasons for the changes in your revenues.  Please also disclose in future filings, as applicable, any known trends that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenues and whether those changes are expected to continue.  Please refer to Regulation S-K Item 303(a)(3)(ii).

Response:

We respectfully acknowledge the Staff’s comment.  In future filings, we will enhance our disclosure of the reasons for changes in our revenues and will also enhance our disclosure of any known trends, that have had or are reasonably expected to have a material favorable or unfavorable impact on our revenues and whether those changes are expected to continue.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (408) 546-3313.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Necip Sayiner
Necip Sayiner Chief Executive Officer